UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO SECTION 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2019

Commission File Number: 001-38772

REEBONZ HOLDING LIMITED

(Exact Name of Registrant as Specified in Its Charter)

c/o Reebonz Limited,
5 Tampines North Drive 5
#07-00
Singapore 528548
+65 6499 9469
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Transfer of Listing.

On May 2, 2019, the Nasdaq Hearings Panel determined that Reebonz Holding Limited (“Reebonz” or the “Company”) evidenced full compliance with all applicable requirements for initial listing on The Nasdaq Global Market. As a result, the Company’s ordinary shares, which are currently listed on The Nasdaq Capital Market, will be transferred to The Nasdaq Global Market effective with the open of the market on Friday, May 3, 2019.

Other Material Information.

On May 2, 2019 the Company issued a press release entitled “Reebonz Holding Limited Demonstrates Compliance with All Applicable Requirements for Listing on Nasdaq; Listing to be Phased-up to The Nasdaq Global Market”. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Financial Statements and Exhibits

(d) Exhibits.

Exhibit No.	Description of Exhibit

99.1	Press Release dated May 2, 2019

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

REEBONZ HOLDING LIMITED

Date: May 2, 2019	By:	/s/ Nupur Sadiwala
Nupur Sadiwala
Chief Financial Officer

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